Mail Stop 4561
via fax (561) 653-3286

October 09, 2008

Joseph K. Pagano
Chief Executive Officer
Sentisearch, Inc.
1217 South Flagler Drive
3<sup>rd</sup> Floor
West Palm Beach, FL 33401

> **Re:** **Sentisearch, Inc.**
> **Form 10-KSB and Form 10-KSB/A for the Year Ended**
> **December 31, 2007**
> **Filed on March 31, 2008 and April 29, 2008, respectively**
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **Filed on August 14, 2008**
> **File No.: 000-52320**

Dear Mr. Pagano:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended June 30, 2008

Item 4. Controls and Procedures

1.      We note that you did not include the information required by Item 307 and 308(c) of Regulation S-K in June 30, 2008 Form 10-Q. Please amend your filings to include the necessary disclosures.

2.      We note your disclosures in the Company's March 31, 2008 Form 10-Q where you indicate that your CEO concluded that your "disclosure controls and procedures were effective, as of the date of their evaluation, for the purposes of recording, processing, summarizing and timely reporting material information required to be disclosed in reports filed by us under the Exchange Act." When amending your June 30, 2008 Form 10-Q to include the required disclosures, please also clarify, if true, that your officers concluded that your disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Exhibit 31

3.      Please note that the language of the certifications required by Item 601(B)(31) of Regulation S-K must be provided exactly as stated therein. In this regard, when preparing certifications pursuant to Exchange Act Rule 13a-14(a), you should not include the title of the office held by the signatory in the first line of the certifications. In addition, if Mr. Pagano is certifying as both the Company's principal executive officer and principal financial officer, then please indicate as such in the signature line.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3348 or me at (202) 551-3499 if you have any questions regarding the above comments.


Sincerely,


Kathleen Collins
Accounting Branch Chief